EXHIBIT 23





The Plan Administrator
Gerber Scientific, Inc. and Participating Subsidiaries
  401(k) Maximum Advantage Program and Trust:



We consent to incorporation by reference in Registration Statement No. 33-42879 on Form S-8 of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust of our report dated June 2, 2000, relating to the statements of net assets available for plan benefits of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended and the related schedule, which report appears in the December 31, 1999 annual report on Form 11-K of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust.




/s/ KPMG LLP

KPMG LLP
Hartford Connecticut
July 12, 2000